FOR IMMEDIATE RELEASE

Points Announces Multi-year Renewal of Partnership
with Air France-KLM

Renews contract with Flying Blue, Air France-KLM loyalty program as of
January 1, 2016

TORONTO, Feb. 25, 2016 -- Points (TSX:PTS) (Nasdaq:PCOM), the global leader in loyalty currency management, today announced it has renewed its multi-year agreement with Air France-KLM effective January 1, 2016. Points will continue to power Air France-KLM’s Flying Blue Buy, Gift and Transfer program, its Flying Blue Business Tool, and launch additional programs designed to enhance Flying Blue members’ abilities to transact with their Miles.

“With a total of 25 million Flying Blue members, we are committed to offering our members more flexibility and exciting new ways to earn and use their Miles,” said Frederic Kahane, Head of the Flying Blue Programme. “Our partnership with Points has helped us to accelerate our goal of creating a robust loyalty experience for our Flying Blue members, and it’s why we’ve chosen to extend our relationship.”

“It’s an exciting time in the loyalty industry as programs are looking to drive incremental revenue from loyalty transactions, and members are seeking out innovative solutions to reach rewards faster,” said Rob MacLean, CEO of Points. “Air France-KLM has been a valued partner for several years. As we enter the next phase of our partnership, we look forward to leveraging our platform further to deliver a broad range of products and go-to-market solutions for Flying Blue members that generate more revenue, broaden redemption opportunities, and deepen member engagement as they transact with their valuable Miles.”

Since 2009, Air France-KLM has leveraged Points’ leading Loyalty Commerce Platform to add value to its Flying Blue program and further engage members. The Loyalty Commerce Platform offers transaction-level opportunities that power innovative products and services to drive increased revenue and member engagement in loyalty programs. Points powers multiple products for Flying Blue, including the Buy, Gift, Transfer functionality, and will continue to unveil new programs in 2016.

In 2012, Points and Flying Blue also developed the Flying Blue Business Tool, which allows small and medium-sized businesses to easily offer and distribute Award Miles as rewards and incentives to valued members of the Flying Blue program.

In July 2015, Flying Blue and Pointshound, acquired by Points, launched a new co-branded site enabling Flying Blue Members to earn great rewards in miles on 150,000 hotels worldwide, including boutique and non-chain properties.

For more information on Flying Blue, visit flyingblue.com and for more information on Points, visit www.points.com.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsLoyalty) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

About Air France-KLM

Air France, a global airline of French inspiration, with high standards and a caring attitude, turns the flight into a moment of real pleasure on all its daily operations in France, Europe and worldwide.

Since 2004, Air France and KLM Royal Dutch Airlines have formed a global air transport giant with a strong European base. The Group also offers cargo transport and aeronautical maintenance solutions.

Air France-KLM is the leading group in terms of international traffic on departure from Europe. In 2015, it offers its customers access to a network covering 316 destinations in 115 countries thanks to its four brands Air France, KLM Royal Dutch Airlines, Transavia and HOP! Air France. With a fleet of 546 aircraft in operation and 87.4 million passengers carried in 2014, Air France-KLM operates up to 2,200 daily flights from its hubs at Paris-Charles de Gaulle and Amsterdam-Schiphol.

Its Flying Blue frequent flyer programme is one of the leaders in Europe with over 25 million members.

Air France-KLM and its partners Delta Air Lines and Alitalia operate the biggest trans-Atlantic joint-venture with over 250 daily flights.

Air France-KLM is also a member of the SkyTeam alliance which has 20 member airlines, offering customers access to a global network of over 16,320 daily flights to 1,052 destinations in 177 countries.

Points Investor Relations
Addo Communications
Laura Bainbridge
laurab@addocommunications.com
310-829-5400

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474